                                                                   EXHIBIT 99.14


                            ULTRATECH STEPPER, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                 PLAN AMENDMENT

                 The Ultratech Stepper, Inc. Employee Stock Purchase Plan, as amended through February 1, 1996 (the "Purchase Plan"), is hereby amended, effective as of March 18, 1997, as follows:

                 1. Paragraph A of Article III is hereby amended to read as follows:

                          A. The stock purchasable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares of Common Stock purchased on the open market. The maximum number of shares of Common Stock which may be issued over the term of the Plan shall not exceed 450,000 1/ shares.

                 2. Except as modified by this Plan Amendment, all the terms and provisions of the Purchase Plan (as previously amended) shall continue in full force and effect.

                 IN WITNESS WHEREOF, ULTRATECH STEPPER, INC. has caused this Plan Amendment to be executed on its behalf by its duly-authorized officer as of the 18th day of March, 1997.

                                       ULTRATECH STEPPER, INC.

                                       By: ____________________________________

                                       Title: _________________________________





___________________________

     1/ All figures have been adjusted to reflect the 2:1 stock split the Corporation effected on May 10, 1995. In addition, such share reserve includes a 250,000-share increase authorized by the Board on March 18, 1997, subject to stockholder approval at the 1997 Annual Meeting. No shares shall be issued on the basis of such increase unless such stockholder approval is obtained.